Exhibit 99.1

788 — 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-371 May 11, 2018

PLATINUM GROUP METALS PRICES US$17.1 MILLION OFFERING OF UNITS

Vancouver, B.C. (May 11, 2018) — Platinum Group Metals Ltd. (PTM-TSX, PLG-NYSE American) (the “Company” or “Platinum Group Metals”) announces that it has entered into an underwriting agreement with a syndicate of underwriters in connection with its previously announced marketed offering of units (the “Offering”).  The underwriters have agreed to purchase 114,000,000 units (the “Units”) at a price of US$0.15 per Unit for gross proceeds of approximately US$17.1 million.  Each Unit will entitle the holder to acquire, for no additional consideration, one common share (“Common Share”) of Platinum Group Metals and one common share purchase warrant (a “Warrant”) of Platinum Group Metals.  Each Warrant will entitle the holder thereof to purchase one Common Share at a price of US$0.17 for a term of 18 months from the date of closing of the Offering.

In addition to the above, the Company granted the underwriters an option, exercisable for a period of 30 days after closing, to purchase additional Units, Common Shares or Warrants, or any combination thereof, equal to up to 15% of the aggregate number of such securities to be sold in the Offering on the same terms and conditions, to cover over-allotment, if any, and for market stabilization purposes.

BMO Capital Markets is acting as sole book-running manager for the Offering. Leede Jones Gable Inc. and Roth Capital Partners are acting as co-managers for the Offering. Roth Capital Partners will only be executing offers and sales outside of Canada.  The Offering is expected to close on or about May 15, 2018 and is subject to customary conditions, including the approval of the Toronto Stock Exchange and the NYSE American Stock Exchange.

The Company intends to use the net proceeds of the Offering: (i) for debt repayment towards a loan facility and production payment termination fees due to Liberty Metals & Mining Holdings, LLC; and (ii) for general corporate and working capital purposes.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”) and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Quebec.  The Offering is being made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus.

A copy of the prospectus supplement and base shelf prospectus relating to the Offering in Canada may be obtained by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca.  A copy of the prospectus supplement and base shelf prospectus relating to the Offering in the United States may be obtained by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Units, Common Shares or Warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa.  Waterberg was discovered by the Company.

For further information, please contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: will, proposed, shall, believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the terms, timing, potential completion and the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to closing of the Offering including, but not limited to, obtaining Toronto Stock Exchange and NYSE American approvals; that the Offering may not be completed on the terms and timeline indicated, or at all; that the Company’s use of proceeds of the Offering may differ from those indicated; additional financing requirements; risks of, or difficulty realizing on the proceeds of the share transaction component of the sale of the Maseve Mine; the Company’s ability to comply with the terms of its indebtedness; cash flow and going concern risks; risks related to the Waterberg definitive feasibility study; risks of delays in the development of the Waterberg Project; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; any disagreements with other shareholders of the Company’s subsidiaries; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; the Company’s ability to regain compliance with NYSE American continued listing standards; and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, including the registration statement, base shelf prospectus and prospectus supplement relating to the Offering, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.